January 10, 2005


Mail Stop 0409

Thomas J. Riha, Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

Re:	WNC Housing Tax Credits VI, L.P., Series 10
	Form 10-K for the year ended March 31, 2004
	Forms 10-Q for the quarters ended June 30, 2004 and September
30, 2004
      File No. 0-50837

Dear Mr. Riha:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to Selected Financial
Data, Management`s Discussion and Analysis and the Financial Statements and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Commission File Number, cover

1. In future filings use 000-50837 for the file number instead of 333-67682.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations and Liquidity and Capital Resources, page 13

2. Although there no operations or cash flows for the period ended March 31, 2003, that does not preclude the requirement for discussion of the Company`s Results of Operations or Liquidity and Capital Resources. Supplementally explain to us what consideration you gave to Item 303 of Regulation S-K; as well as to the Commission`s Interpretive Release, 33-8350, regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations; in determining that your disclosures in these sections of Item 7 were adequate.

Report of Independent Registered Accounting Firm, page 15

3. Please supplementally provide us with the factors that assisted your auditors in determining that they were the principal auditors in light of the significant assets and income audited by other accountants. Please refer to AU Section 543.

Notes to Financial Statements

Method of Accounting for Investments in Limited Partnerships, page
23

4. In the first paragraph in this section you state that estimated value is the "product" of the remaining tax credits to be allocated and the estimated residual value.  In a similar disclosure on page
25
you use the word "sum" in place of "product". Please revise your disclosure in future filings, to ensure that methodologies are disclosed in a consistent manner.

5. Clarify to us and in future filings how you account for differences between estimated results for the Local Limited
Partnerships for the three months ended March 31 of each year and the actual results that are subsequently determined.


New Accounting Pronouncements, page 24

6. You state that you have "preliminarily" concluded that the adoption of FIN 46(R) will not have a material impact. Clarify to us and in future filings whether you have adopted FIN 46(R), as required by the effective date. Refer to paragraph 29 of the Interpretation.
If you have adopted the Interpretation, please explain whether any of your investments are variable interest entities under paragraph 5(c)
of FIN 46(R) and briefly tell us how you have concluded that you were not the primary beneficiary.

Note 7. Subsequent Event, page 30

7. Supplementally explain to us what consideration you gave to Rule
3-05 and Rule 3-14 of Regulation S-X in deciding whether or not to include, as an exhibit or in the related Forms 8-K, financial statements for the limited partnership interests acquired subsequent to March 31, 2004.

Exhibits

8. Supplementally explain to us why certifications located at exhibits 31.1 and 31.2 do not directly parallel language specified in
Item 601 of Regulation S-K.

Schedule III, page 38

9. Supplementally explain to us your reasons for the departure from the column headings specified in Rule 12-28 of Regulation S-X.

10-Qs for the periods ended June 30, 2004 and September 30, 2004

Notes to The Financial Statements

Note1. Organization and Summary of Significant Accounting Policies

Method of Accounting for Investments in Limited Partnerships, page
9

10. We note that the description of how recoverability is measured in impairment testing has changed from the description in the notes to the financial statements included in your Form 10-K for the year ended March 31, 2004. Clarify to us whether this represents a change in your accounting policy or a change in how you describe the same policy and tell us what guidance you are applying.

*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filing;


?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact William Demarest, Staff Accountant, at (202) 824-5539 or me, at (202) 824-5222 if you have questions regarding comments on the financial statements and related matters.



						Sincerely,



Steven Jacobs
Senior Staff Accountant

??

??

??

??

WNC Housing Tax Credits VI, L.P., Series 10
January 10, 2005
Page 2


WNC Housing Tax Credits VI, L.P., Series 10
January 10, 2005
Page 3


WNC Housing Tax Credits VI, L.P., Series 10
January 10, 2005
Page 4


WNC California Housing Tax Credits III, L.P.
December 22, 2004
Page 4